FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2011 Third Quarter
(April 1, 2010 through December 31, 2010)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2011 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
English translation from the original Japanese-language document

February 8, 2011
Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	: 7203
URL Representative	: http://www.toyota.co.jp : Akio Toyoda, President
Contact person	: Naoki Kojima, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	: February 14, 2011
Payment date of cash dividends	: —
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)
1.  Consolidated Results for FY2011 First Nine Months (April 1, 2010 through December 31, 2010)
(1)	Consolidated financial results (For the nine months ended December 31)	(% of change from previous first nine months)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2011 first nine months	14,351,605	5.0	422,190	708.0	521,741	222.2	382,785	293.7
FY2010 first nine months	13,670,533	-19.6	52,250	-76.4	161,912	-54.3	97,233	-70.4

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2011 first nine months	122.06	122.06
FY2010 first nine months	31.01	31.01

(2) Consolidated financial position
	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2011 third quarter	29,234,349	10,807,880	10,229,944	35.0	3,262.38
FY2010	30,349,287	10,930,443	10,359,723	34.1	3,303.49

2.      Cash dividends
	Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2010	—	20.00	—	25.00	45.00
FY2011	—	20.00	—
FY2011 (forecast)				—	—
(Note) Revisions to the forecast of cash dividends in the current quarter: none

3.  Forecast of consolidated results for FY2011 (April 1, 2010 through March 31, 2011)
(% of change from FY2010)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2011	19,200,000	1.3	550,000	272.8	660,000	126.4	490,000	133.9	156.26
(Note) Revisions to the forecast of consolidated results in the current quarter: yes

4.  Others  (For more details, please see page 5 “Other Information”.)
(1)	Changes in significant subsidiaries during the current quarter: none
Note:	This item indicates whether there were changes in specified subsidiaries that caused a change in the scope of consolidation during the current quarter.

(2)	Simplified accounting procedures and specific accounting procedures: yes
Note:	This item indicates whether Toyota Motor Corporation has adopted simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements.

(3)	Changes in accounting principles, procedures, and disclosures
(i)	Changes by a newly issued accounting pronouncement: yes
(ii)	Changes other than (3)-(i) above: none

(4)	Number of shares issued and outstanding (common stock)
(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2011 third quarter 3,447,997,492 shares, FY2010 3,447,997,492 shares
(ii)	Number of treasury stock at the end of each period: FY2011 third quarter 312,268,281 shares, FY2010 312,002,149 shares
(iii)	Average number of shares issued and outstanding in each period: FY2011 first nine months 3,135,939,048 shares, FY2010 first nine months 3,135,982,005 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

TABLE OF CONTENTS

1.	Qualitative Information Concerning Consolidated Financial Results for FY2011 First Nine Months	2
	(1) Financial Results	2
	(2) Segment Operating Results	2
	(3) Geographic Information	3
2.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2011	4
3.	Other Information	5
	(1) Changes in significant subsidiaries during the current period	5
	(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements	5
	(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements	5
4.	Consolidated Production and Sales	6
	(1) Production	6
	(2) Sales (by destination)	6
5.	Quarterly Consolidated Financial Statements	7
	(1) Quarterly Consolidated Balance Sheets	7
	(2) Quarterly Consolidated Statements of Income	9
	(3) Quarterly Consolidated Statements of Cash Flows	11
	(4) Going Concern Assumption	11
	(5) Segment Information	12
	(6) Significant Changes in Shareholders’ Equity	14

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1．Qualitative Information Concerning Consolidated Financial Results for FY2011 First Nine Months

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 322 thousand units, or 6.2%, to 5,517 thousand units in FY2011 first nine months (For the nine months ended December 31, 2010) compared with FY2010 first nine months (For the nine months ended December 31, 2009).  Vehicle unit sales in Japan increased by 2 thousand units, or 0.1%, to 1,488 thousand units in FY2011 first nine months compared with FY2010 first nine months, primarily as a result of the efforts of dealers nationwide.  Meanwhile, overseas vehicle unit sales also increased by 320 thousand units, or 8.6%, to 4,029 thousand units in FY2011 first nine months compared with FY2010 first nine months, because of the sales expansion mainly in Asia and other regions.
As for the results of operations, net revenues increased by 681.1 billion yen, or 5.0%, to 14,351.6 billion yen in FY2011 first nine months compared with FY2010 first nine months, and operating income increased by 369.9 billion yen, or 708.0%, to 422.1 billion yen in FY2011 first nine months compared with FY2010 first nine months.  Among the factors contributing to an increase in operating income were the effects of marketing efforts of 570.0 billion yen and cost reduction efforts of 120.0 billion yen.  On the other hand, factors contributing to a decrease in operating income primarily included changes in exchange rates of 220.0 billion yen, an increase in expense of 70.0 billion yen, and other factors of 30.1 billion yen.  Income before income taxes and equity in earnings of affiliated companies increased by 359.8 billion yen, or 222.2%, to 521.7 billion yen in FY2011 first nine months compared with FY2010 first nine months.  Net income attributable to Toyota Motor Corporation increased by 285.5 billion yen, or 293.7%, to 382.7 billion yen in FY2011 first nine months compared with FY2010 first nine months.

(2) Segment Operating Results

(i) Automotive:
Net revenues for the automotive operations increased by 736.4 billion yen, or 5.9%, to 13,118.8 billion yen in FY2011 first nine months compared with FY2010 first nine months, and operating income increased by 238.1 billion yen to 102.2 billion yen in FY2011 first nine months compared with FY2010 first nine months.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts, despite the effects of changes in exchange rates.

(ii) Financial services:
Net revenues for the financial services operations decreased by 37.8 billion yen, or 4.0%, to 901.4 billion yen in FY2011 first nine months compared with FY2010 first nine months. However, operating income increased by 95.1 billion yen, or 46.4%, to 300.1 billion yen in FY2011 first nine months compared with FY2010 first nine months.  The increase in operating income was mainly due to decreases in the provision for credit losses in sales finance subsidiaries.

(iii) All other:
Net revenues for all other businesses increased by 29.0 billion yen, or 4.4%, to 684.4 billion yen in FY2011 first nine months compared with FY2010 first nine months, and operating income increased by 42.1 billion yen to 28.1 billion yen in FY2011 first nine months compared with FY2010 first nine months.

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Geographic Information

(i) Japan:
Net revenues in Japan increased by 480.3 billion yen, or 6.1%, to 8,412.3 billion yen in FY2011 first nine months compared with FY2010 first nine months, and operating loss decreased by 49.3 billion yen to 174.4 billion yen in FY2011 first nine months compared with FY2010 first nine months.  The decrease in operating loss was mainly due to increases in both production volume and vehicle exports and cost reduction efforts, despite the effects of changes in exchange rates.

(ii) North America:
Net revenues in North America decreased by 62.4 billion yen, or 1.5%, to 4,154.6 billion yen in FY2011 first nine months compared with FY2010 first nine months.  However, operating income increased by 144.5 billion yen, or 135.5%, to 251.1 billion yen in FY2011 first nine months compared with FY2010 first nine months.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and decreases in the provision for credit losses in sales finance subsidiaries.

(iii) Europe:
Net revenues in Europe decreased by 191.0 billion yen, or 11.6%, to 1,449.3 billion yen in FY2011 first nine months compared with FY2010 first nine months.  However, operating loss decreased by 33.3 billion yen to 6.7 billion yen in FY2011 first nine months compared with FY2010 first nine months.

(iv) Asia:
Net revenues in Asia increased by 617.7 billion yen, or 33.5%, to 2,464.1 billion yen in FY2011 first nine months compared with FY2010 first nine months, and operating income increased by 100.2 billion yen, or 75.6%, to 232.8 billion yen in FY2011 first nine months compared with FY2010 first nine months.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v) Other (Central and South America, Oceania and Africa):
Net revenues in other regions increased by 124.4 billion yen, or 10.1%, to 1,351.4 billion yen in FY2011 first nine months compared with FY2010 first nine months, and operating income increased by 37.2 billion yen, or 46.4% to 117.2 billion yen in FY2011 first nine months compared with FY2010 first nine months.  The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2．Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2011

Reflecting our recent business performance and the progress of a variety of measures for profit improvement, the current forecast of consolidated financial results for FY2011 (April 1, 2010 through March 31, 2011) is set forth below.  This forecast assumes average exchange rates through the fiscal year of 86 yen per US$1 and 112 yen per 1 Euro.

Forecast of consolidated results for FY2011

Net revenues	19,200.0 billion yen	(an increase of 1.3%	compared with FY2010)
Operating income	550.0 billion yen	(an increase of 272.8%	compared with FY2010)
Income before income taxes and equity in earnings of affiliated companies	660.0 billion yen	(an increase of 126.4%	compared with FY2010)
Net income attributable to Toyota Motor Corporation	490.0 billion yen	(an increase of 133.9%	compared with FY2010)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3. Other Information

(1)	Changes in significant subsidiaries during the current period (Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2)	Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated effective tax rates.

(3)	Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of transfers and servicing. This guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year begun after November 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In June 2009, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance changes how a company determines when a variable interest entity should be consolidated. Toyota adopted this guidance from the interim period within the fiscal year begun after November 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Consolidated Production and Sales

(1)	Production
					(Units)
Business segment		FY2010 first nine months (April 1, 2009 through December 31, 2009)	FY2011 first nine months (April 1, 2010 through December 31, 2010)	Increase (Decrease)
	Japan	2,827,950	2,918,297	90,347
	North America	755,838	993,152	237,314
Automotive	Europe	318,572	264,761	(53,811))
	Asia	715,364	977,508	262,144
	Other	258,380	295,590	37,210
	Total	4,876,104	5,449,308	573,204
Other	Housing	3,246	3,691	445

Business segment		FY2010 third quarter (October 1, 2009 through December 31, 2009)	FY2011 third quarter (October 1, 2010 through December 31, 2010)	Increase (Decrease)
	Japan	1,119,078	924,299	(194,779)
	North America	303,719	323,149	19,430
Automotive	Europe	112,152	99,205	(12,947))
	Asia	287,397	352,604	65,207
	Other	98,979	103,910	4,931
	Total	1,921,325	1,803,167	(118,158)
Other	Housing	1,303	1,429	126
Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)
					(Units)
Business segment		FY2010 first nine months (April 1, 2009 through December 31, 2009)	FY2011 first nine months (April 1, 2010 through December 31, 2010)	Increase (Decrease)
	Japan	1,485,792	1,487,808	2,016
	North America	1,546,846	1,548,421	1,575
Automotive	Europe	654,368	575,489	(78,879))
	Asia	699,702	910,154	210,452
	Other	808,304	995,075	186,771
	Total	5,195,012	5,516,947	321,935
Other	Housing	3,486	3,555	69

Business segment		FY2010 third quarter (October 1, 2009 through December 31, 2009)	FY2011 third quarter (October 1, 2010 through December 31, 2010)	Increase (Decrease)
	Japan	582,988	402,476	(180,512)
	North America	642,377	507,861	(134,516)
Automotive	Europe	219,457	207,621	(11,836))
	Asia	277,203	334,504	57,301
	Other	342,987	349,219	6,232
	Total	2,065,012	1,801,681	(263,331)
Other	Housing	1,427	1,356	(71)
Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets
(Amount: million yen)
	FY2010 (As of March 31, 2010)	FY2011 third quarter (As of December 31, 2010)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	1,865,746	1,779,297	(86,449)
Time deposits	392,724	242,152	(150,572)
Marketable securities	1,793,165	1,495,546	(297,619)
Trade accounts and notes receivable, less allowance for doubtful accounts	1,886,273	1,444,942	(441,331)
Finance receivables, net	4,209,496	4,027,312	(182,184)
Other receivables	360,379	312,861	(47,518)
Inventories	1,422,373	1,373,625	(48,748)
Deferred income taxes	632,164	540,347	(91,817)
Prepaid expenses and other current assets	511,284	586,611	75,327
Total current assets	13,073,604	11,802,693	(1,270,911)
Noncurrent finance receivables, net	5,630,680	5,376,378	(254,302)
Investments and other assets:
Marketable securities and other securities investments	2,256,279	3,235,685	979,406
Affiliated companies	1,879,320	1,817,089	(62,231)
Employees receivables	67,506	60,046	(7,460)
Other	730,997	749,527	18,530
Total investments and other assets	4,934,102	5,862,347	928,245
Property, plant and equipment:
Land	1,261,349	1,241,655	(19,694)
Buildings	3,693,972	3,616,370	(77,602)
Machinery and equipment	9,298,967	8,862,171	(436,796)
Vehicles and equipment on operating leases	2,613,248	2,440,057	(173,191)
Construction in progress	226,212	220,892	(5,320)
Total property, plant and equipment, at cost	17,093,748	16,381,145	(712,603)
Less – Accumulated depreciation	(10,382,847)	(10,188,214)	194,633
Total property, plant and equipment, net	6,710,901	6,192,931	(517,970)
Total assets	30,349,287	29,234,349	(1,114,938)

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Amount: million yen)
	FY2010 (As of March 31, 2010)	FY2011 third quarter (As of December 31, 2010)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,279,673	3,075,806	(203,867)
Current portion of long-term debt	2,218,324	2,253,798	35,474
Accounts payable	1,956,505	1,591,902	(364,603)
Other payables	572,450	491,129	(81,321)
Accrued expenses	1,735,930	1,668,856	(67,074)
Income taxes payable	153,387	116,127	(37,260)
Other current liabilities	769,945	809,416	39,471
Total current liabilities	10,686,214	10,007,034	(679,180)
Long-term liabilities:
Long-term debt	7,015,409	6,706,016	(309,393)
Accrued pension and severance costs	678,677	682,157	3,480
Deferred income taxes	813,221	819,841	6,620
Other long-term liabilities	225,323	211,421	(13,902)
Total long-term liabilities	8,732,630	8,419,435	(313,195)
Total liabilities	19,418,844	18,426,469	(992,375)

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value,	397,050	397,050	—
authorized: 10,000,000,000 shares as of March 31, 2010 and December 31, 2010 issued: 3,447,997,492 shares as of March 31, 2010 and December 31, 2010
Additional paid-in capital	501,331	504,890	3,559
Retained earnings	11,568,602	11,810,267	241,665
Accumulated other comprehensive income (loss)	(846,835)	(1,220,986)	(374,151)
Treasury stock, at cost,	(1,260,425)	(1,261,277)	(852)
312,002,149 shares as of March 31, 2010 and 312,268,281 shares as of December 31, 2010
Total Toyota Motor Corporation shareholders’ equity	10,359,723	10,229,944	(129,779)
Noncontrolling interest	570,720	577,936	7,216
Total shareholders’ equity	10,930,443	10,807,880	(122,563)
Commitments and contingencies
Total liabilities and shareholders’ equity	30,349,287	29,234,349	(1,114,938)

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Quarterly Consolidated Statements of Income

(First nine months ended December 31)
(Amount: million yen)
	FY2010 first nine months (Nine months ended December 31, 2009)	FY2011 first nine months (Nine months ended December 31, 2010)	Increase (Decrease)
Net revenues:
Sales of products	12,746,837	13,463,454	716,617
Financing operations	923,696	888,151	(35,545)
Total net revenues	13,670,533	14,351,605	681,072
Costs and expenses:
Cost of products sold	11,602,925	12,048,265	445,340
Cost of financing operations	534,904	480,353	(54,551)
Selling, general and administrative	1,480,454	1,400,797	(79,657)
Total costs and expenses	13,618,283	13,929,415	311,132
Operating income	52,250	422,190	369,940
Other income (expense):
Interest and dividend income	61,500	72,808	11,308
Interest expense	(26,405)	(22,809)	3,596
Foreign exchange gain, net	46,094	9,261	(36,833)
Other income, net	28,473	40,291	11,818
Total other income (expense)	109,662	99,551	(10,111)
Income before income taxes and equity in earnings of affiliated companies	161,912	521,741	359,829
Provision for income taxes	62,217	265,567	203,350
Equity in earnings of affiliated companies	2,916	180,742	177,826
Net income	102,611	436,916	334,305
Less: Net income attributable to the noncontrolling interest	(5,378)	(54,131)	(48,753)
Net income attributable to Toyota Motor Corporation	97,233	382,785	285,552

			(Amount: yen)
Net income attributable to Toyota Motor Corporation per share
Basic	31.01	122.06	91.05
Diluted	31.01	122.06	91.05

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Third quarter for the three months ended December 31)

			(Amount: million yen)
	FY2010 third quarter (Three months ended December 31, 2009)	FY2011 third quarter (Three months ended December 31, 2010)	Increase (Decrease)
Net revenues:
Sales of products	4,990,932	4,379,795	(611,137)
Financing operations	301,958	293,318	(8,640)
Total net revenues	5,292,890	4,673,113	(619,777)
Costs and expenses:
Cost of products sold	4,390,531	3,954,671	(435,860)
Cost of financing operations	170,374	140,296	(30,078)
Selling, general and administrative	542,876	479,076	(63,800)
Total costs and expenses	5,103,781	4,574,043	(529,738)
Operating income	189,109	99,070	(90,039)
Other income (expense):
Interest and dividend income	21,533	26,730	5,197
Interest expense	(7,240)	(6,491)	749
Foreign exchange gain, net	16,593	6,603	(9,990)
Other income, net	4,892	3,756	(1,136)
Total other income (expense)	35,778	30,598	(5,180)
Quarterly income before income taxes and equity in earnings of affiliated companies	224,887	129,668	(95,219)
Provision for income taxes	115,719	65,718	(50,001)
Equity in earnings of affiliated companies	58,420	46,926	(11,494)
Quarterly net income	167,588	110,876	(56,712)
Less: Quarterly net income attributable to the noncontrolling interest	(14,369)	(17,247)	(2,878)
Quarterly net income attributable to Toyota Motor Corporation	153,219	93,629	(59,590)

			(Amount: yen)
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	48.86	29.86	(19.00)
Diluted	48.86	29.86	(19.00)

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Quarterly Consolidated Statements of Cash Flows

	(Amount: million yen)
	FY2010 first nine months (Nine months ended December 31, 2009)	FY2011 first nine months (Nine months ended December 31, 2010)
Cash flows from operating activities:
Net income	102,611	436,916
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,046,658	880,017
Provision for doubtful accounts and credit losses	62,142	(22,289)
Pension and severance costs, less payments	(753)	2,788
Losses on disposal of fixed assets	28,362	19,525
Unrealized losses on available-for-sale securities, net	1,563	7,710
Deferred income taxes	95,332	146,028
Equity in earnings of affiliated companies	(2,916)	(180,742)
Changes in operating assets and liabilities, and other	718,337	144,839
Net cash provided by operating activities	2,051,336	1,434,792
Cash flows from investing activities:
Additions to finance receivables	(5,859,593)	(6,344,161)
Collection of and proceeds from sales of finance receivables	5,601,367	5,996,255
Additions to fixed assets excluding equipment leased to others	(449,572)	(419,908)
Additions to equipment leased to others	(586,504)	(836,796)
Proceeds from sales of fixed assets excluding equipment leased to others	39,592	28,407
Proceeds from sales of equipment leased to others	372,193	372,039
Purchases of marketable securities and security investments	(1,392,873)	(3,235,491)
Proceeds from sales of and maturity of marketable securities and security investments	481,518	2,555,742
Changes in investments and other assets, and other	(347,091)	183,023
Net cash used in investing activities	(2,140,963)	(1,700,890)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,300,263	2,282,530
Payments of long-term debt	(2,109,549)	(1,909,777)
Increase (decrease) in short-term borrowings	(221,328)	124,700
Dividends paid	(172,476)	(141,120)
Purchase of common stock, and other	521	(28,657)
Net cash provided by (used in) financing activities	(202,569)	327,676
Effect of exchange rate changes on cash and cash equivalents	(16,525)	(148,027)
Net decrease in cash and cash equivalents	(308,721)	(86,449)
Cash and cash equivalents at beginning of period	2,444,280	1,865,746
Cash and cash equivalents at end of period	2,135,559	1,779,297

Note:
In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(5) Segment Information

(i) Segment operating results

FY2010 first nine months (Nine months ended December 31, 2009)
(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	12,374,839	923,696	371,998	—	13,670,533
Inter-segment sales and transfers	7,543	15,558	283,427	(306,528)	—
Total	12,382,382	939,254	655,425	(306,528)	13,670,533
Operating expenses	12,518,344	734,188	669,421	(303,670)	13,618,283
Operating income (loss)	(135,962)	205,066	(13,996)	(2,858)	52,250

FY2011 first nine months (Nine months ended December 31, 2010)
(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	13,110,680	888,151	352,774	—	14,351,605
Inter-segment sales and transfers	8,029	13,327	331,638	(352,994)	—
Total	13,118,709	901,478	684,412	(352,994)	14,351,605
Operating expenses	13,016,569	601,328	656,290	(344,772)	13,929,415
Operating income	102,140	300,150	28,122	(8,222)	422,190

FY2010 third quarter (Three months ended December 31, 2009)
(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,858,896	301,958	132,036	—	5,292,890
Inter-segment sales and transfers	2,181	5,180	94,174	(101,535)	—
Total	4,861,077	307,138	226,210	(101,535)	5,292,890
Operating expenses	4,736,598	226,501	240,609	(99,927)	5,103,781
Operating income (loss)	124,479	80,637	(14,399)	(1,608)	189,109

FY2011 third quarter (Three months ended December 31, 2010)
(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,252,211	293,318	127,584	—	4,673,113
Inter-segment sales and transfers	2,908	4,185	110,459	(117,552)	—
Total	4,255,119	297,503	238,043	(117,552)	4,673,113
Operating expenses	4,282,647	181,063	224,652	(114,319)	4,574,043
Operating income (loss)	(27,528)	116,440	13,391	(3,233)	99,070

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii) Geographic information

FY2010 first nine months (Nine months ended December 31, 2009)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,087,418	4,153,463	1,595,222	1,698,306	1,136,124	—	13,670,533
Inter-segment sales and transfers	2,844,549	63,625	45,138	148,122	90,804	(3,192,238)	—
Total	7,931,967	4,217,088	1,640,360	1,846,428	1,226,928	(3,192,238)	13,670,533
Operating expenses	8,155,718	4,110,462	1,680,339	1,713,827	1,146,934	(3,188,997)	13,618,283
Operating income (loss)	(223,751)	106,626	(39,979)	132,601	79,994	(3,241)	52,250

FY2011 first nine months (Nine months ended December 31, 2010)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,335,590	4,088,148	1,408,024	2,295,159	1,224,684	—	14,351,605
Inter-segment sales and transfers	3,076,701	66,502	41,341	168,942	126,664	(3,480,150)	—
Total	8,412,291	4,154,650	1,449,365	2,464,101	1,351,348	(3,480,150)	14,351,605
Operating expenses	8,586,724	3,903,499	1,456,020	2,231,230	1,234,238	(3,482,296)	13,929,415
Operating income (loss)	(174,433)	251,151	(6,655)	232,871	117,110	2,146	422,190
Note: “Other” consists of Central and South America, Oceania and Africa.

FY2010 third quarter (Three months ended December 31, 2009)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,997,787	1,600,633	547,051	696,577	450,842	—	5,292,890
Inter-segment sales and transfers	1,096,053	22,105	13,901	65,961	43,166	(1,241,186)	—
Total	3,093,840	1,622,738	560,952	762,538	494,008	(1,241,186)	5,292,890
Operating expenses	3,059,921	1,543,040	582,291	695,361	454,611	(1,231,443)	5,103,781
Operating income (loss)	33,919	79,698	(21,339)	67,177	39,397	(9,743)	189,109

FY2011 third quarter (Three months ended December 31, 2010)
(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,624,511	1,312,704	510,699	779,848	445,351	—	4,673,113
Inter-segment sales and transfers	1,061,560	20,669	13,533	55,284	44,274	(1,195,320)	—
Total	2,686,071	1,333,373	524,232	835,132	489,625	(1,195,320)	4,673,113
Operating expenses	2,808,517	1,228,103	521,972	766,479	445,419	(1,196,447)	4,574,043
Operating income (loss)	(122,446)	105,270	2,260	68,653	44,206	1,127	99,070
Note: “Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION  FY2011 Third Quarter Financial Summary
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6)	Significant Changes in Shareholders’ Equity

None